UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15[d] OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15[d] OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period ___________ to ___________

Commission File Number 01-14115

A.     Full title of the Plan: RESORTQUEST SAVINGS & RETIREMENT PLAN

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ResortQuest International, Inc.
8955 Highway 98 West; Suite 203
Destin, Florida 32550

REQUIRED INFORMATION

     The ResortQuest Savings & Retirement Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974.

     Item 4. In lieu of the requirements of Items 1, 2 and 3 of this Form 11-K, the following financial statements of the Plan, notes and schedule thereto, and Report of Independent Auditors thereon are being filed as Exhibit 99.1 to this Report:

(a)	Independent Auditors’ Reports;

(b)	Statements of Net Assets Available for Benefits — December 31, 2002 and December 31, 2001;

(c)	Statement of Changes in Net Assets Available for Benefits For the Year Ended December 31, 2002;

(d)	Notes to Financial Statements; and

(e)	Schedule of Assets (Held at End of Year) as of December 31, 2002.

     The Consents of Independent Auditors to the incorporation by reference of the foregoing financial statements in the Registration Statement on Form S-8 (No. 333-79021) pertaining to the Plan are being filed as Exhibit 23.1 and 23.2 to this Report.

SIGNATURES
EXHIBITS
EX-23.1 CONSENT OF DELOITTE & TOUCHE LLP
EX-23.2 CONSENT OF CANNON & COMPANY
EX-99.1 FINANCIAL STATEMENTS 2002 AND 2001
EX-99.2 CERTFICATION OF THE CEO
EX-99.3 CERTIFICATION OF THE CFO

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, ResortQuest International, Inc., which administers the ResortQuest Savings and Retirement Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RESORTQUEST SAVINGS & RETIREMENT PLAN

	By:	ResortQuest International, Inc., Administrator,

	By:	/s/ J. Mitchell Collins

J. Mitchell Collins, Executive Vice President
and Chief Financial Officer of ResortQuest
International, Inc., the Plan Administrator

Dated: June 30, 2003

EXHIBITS

     The following Exhibits are being filed with this Annual Report on Form 11-K:

(23)	CONSENT OF EXPERTS AND COUNSEL:

23.1	Consent of Deloitte & Touche LLP
23.2	Consent of Cannon & Company, CPA’s

(99)	ADDITIONAL EXHIBITS

99.1	Annual Financial Statements and Supplemental Schedule of ResortQuest Savings & Retirement Plan as of December 31, 2002 and 2001 and for the year ended December 31, 2002.
99.2	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer of ResortQuest International, Inc.
99.3	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer of ResortQuest International, Inc.